UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number 0-29486

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Merge Technologies Incorporated
Full Name of Registrant

Former Name if Applicable

6737 West Washington Street, Suite 2250
Address of Principal Executive Office (Street and Number)

Milwaukee, Wisconsin 53214
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

As previously disclosed in the Company’s Current Report on Form 8-K dated June 29, 2006, the Company’s Audit Committee determined that, because of improper accounting and financial reporting practices with respect to reporting periods in the fiscal years 2002 through 2005, the previously issued financial statements for each of the reporting periods in 2002 through 2005 should no longer be relied upon.  Furthermore, the audit reports of KPMG LLP with respect to those financial statements should no longer be relied upon.  Accordingly, the Audit Committee determined that it was necessary to restate previously issued financial statements for such periods.  These restated financial statements have not yet been completed, nor has the Company completed its financial statements for the year ended December 31, 2005 and the first and second quarters of 2006.  Further, KPMG LLP has not completed its audit of the Company’s financial statements for the year ended December 31, 2005 and restated financial statements of prior years.

As a result of the foregoing, the Company is unable to complete its financial statements for the periods ended June 30, 2006, and will not file the subject Quarterly Report on Form 10-Q, on or before the fifth calendar day following the prescribed due date of August 9, 2006.  Although the Company is working to complete its financial statements, and the related periodic reports, by August 29, 2006, the Company cannot provide assurances that the required financial statements and the related periodic reports will be completed by that date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Steven M. Oreskovich	414	977-4000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No

	Annual Report on Form 10-K for the year ended December 31, 2005; Quarterly Report on Form 10-Q for the quarter ended March 31, 2006

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters more fully discussed in Part III above and the Company’s Notification of Late Filing on Form 12b-25 and Current Report on Form 8-K filed with the Commission on July 3, 2006, the Company is not in a position at this time to provide a reasonable estimate of anticipated changes in results of operations from the quarter and six months ended June 30, 2005 to the corresponding periods of 2006 that may be reflected in the statements of operation to be included in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

Merge Technologies Incorporated
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 15, 2006	By	/s/ Steven M. Oreskovich
Steven M. Oreskovich
Chief Accounting Officer, interim principal financial officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).